Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Announcement on Participating in Collective Reception Day Event for Investors of Listed Companies in Beijing District

In order to further enhance communication with public investors, China Life Insurance Company Limited (the “Company”) will participate in the 2021 Collective Reception Day Event for Investors of Listed Companies in Beijing District (the “Collective Reception Day Event”), details of which are hereby announced as follows:

The Collective Reception Day Event will be held online by way of remote network. Investors may participate in the Collective Reception Day Event from 15:00 to 17:00 on September 23, 2021 (Thursday) by logging on to the website of the Shanghai Stock Exchange Roadshow Center at http://roadshow.sseinfo.com or following the WeChat public number in the name of “上证路演中心” (SSE Roadshow Center).

Mr. Li Mingguang, the Vice President, Chief Actuary and Board Secretary of the Company, and Mr. Zhan Zhong, the Vice President of the Company, will communicate online with investors on the issues of concerns to investors such as corporate governance, development strategies, business operations and sustainable development.

We welcome the active participation of public investors in the Collective Reception Day Event.

Board of Directors of China Life Insurance Company Limited

September 15, 2021